Clearwater Investment Trust
30 East 7th Street, Suite 2000
St. Paul, Minnesota 55101-4930

April 27, 2011

VIA EDGAR

Jim O'Connor, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Clearwater Investment Trust ("Trust")
Securities Act File No. 33-12289
Investment Company Act File No. 811-05038

Dear Mr. O'Connor:

We wish to respond by this letter to comments of the U.S. Securities and Exchange Commission ("SEC") Staff on the Preliminary Proxy Statement filed by the Trust on April 15, 2011 ("Preliminary Proxy").  The SEC Staff's comments were conveyed via telephone from you to Audrey Wagner of Dechert LLP on April 26, 2011.  A summary of the SEC Staff's comments, followed by the response of the Trust, is set forth below:

1.	Comment with Regard to the Proposal to Approve a New Subadvisory Agreement with Fiduciary Counselling, Inc. ("FCI")

Comment:            Has the Trust applied to the SEC for and been granted a "manager-of-managers" order?  If so, why is the Trust seeking shareholder approval of a new subadvisory agreement with FCI ("FCI Subadvisory Agreement")?

Response:           We confirm that on November 14, 2001, the Trust received an order under Section 6(c) of the Investment Company Act of 1940, as amended ("1940 Act"), granting an exemption from Section 15(c) of the 1940 Act and Rule 18f-2 thereunder that permits Clearwater Management Co. ("CMC"), the Trust's adviser, subject to the approval of the Board of Trustees of the Trust, to select subadvisers to serve as portfolio managers of the series of the Trust ("Funds") or to materially modify an existing subadvisory contract without obtaining shareholder approval of a new or amended subadvisory contract ("Order") (SEC Release No. IC-25264).

In the Trust's amended application for the Order dated October 2, 2001 ("Application"), the Trust represented that each subadviser subject to the Order ("Subadviser"):

has authority to provide the relevant Fund with advice concerning the management of the Fund's investment portfolio or a portion of the portfolio.  The Subadviser determines which securities will be purchased and sold and what portion of the Fund's assets entrusted to the Subadviser will remain invested in temporary cash positions (Application,
p. 5).

The FCI Subadvisory Agreement provides that FCI will, subject to the supervision of CMC and the Board of Trustees of the Trust, regularly provide the Funds with various investment-related services, including investment strategy advice, manager recommendations and related duties as requested by CMC.

Although we believe the services FCI will provide to the Trust under the FCI Subadvisory Agreement can be characterized as subadvisory services such that a contract entered into pursuant to Section 15 of the 1940 Act is necessary, we do not believe that the services FCI will provide are consistent with the representations made in the Order.  For example, FCI will not make determinations with regard to which securities a Fund will purchase or sell.  Therefore, we have determined that it is prudent and appropriate to seek shareholder approval of the FCI Subadvisory Agreement rather than rely on the Order.

2.	Representations

The undersigned hereby acknowledges on behalf of the Trust that:

o	the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the Preliminary Proxy and Definitive Proxy Statement filed by the Trust on April 27, 2011;

o
Comments of the SEC Staff, if any, or changes to disclosure in response to SEC Staff comments, if any, in the filings reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the filing made; and

o	the Trust may not assert SEC Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other such matter involving the Trust.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Jennifer Lammers
Jennifer Lammers
Chief Financial Officer
Fiduciary Counselling, Inc